Exhibit 99.3

Unaudited Condensed Interim Consolidated Financial Statements of

Concordia Healthcare Corp.

September 30, 2015

Table of Contents

Condensed Interim Consolidated Balance Sheets	3

Condensed Interim Consolidated Statements of Income (loss)	4

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	5

Condensed Interim Consolidated Statements of Changes in Equity	6

Condensed Interim Consolidated Statements of Cash Flows	7

Notes to Condensed Interim Consolidated Financial Statements	8-33

[2]

Concordia Healthcare Corp.

Condensed Interim Consolidated Balance Sheets

As at September 30, 2015 and December 31, 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	September 30, 2015	December 31, 2014
Assets
Current
Cash and cash equivalents	$675,134	$42,770
Accounts receivable (Note 4)	77,111	29,371
Inventory (Note 5)	18,156	6,718
Current income taxes recoverable	8,247	—
Prepaid expenses and other current assets (Note 6)	18,528	5,793

	797,176	84,652
Fixed assets	1,551	760
Deferred tax asset	2,339	861
Intangible assets (Note 7)	1,619,411	470,168
Goodwill (Note 8)	39,639	36,259

Total Assets	$2,460,116	$592,700

Liabilities
Current
Accounts payable	$14,758	$6,773
Accrued liabilities	37,941	3,849
Provisions (Note 9)	31,601	21,799
Royalties payable	180	3,141
Dividends payable	3,176	2,165
Foreign currency hedge (Note 18)	34,400	—
Current income tax payable	—	13,309
Current portion of notes payable	—	1,372
Current portion of long-term debt (Note 10)	54,707	27,336
Current portion of purchase consideration payable (Note 11)	1,441	2,065

	$178,204	$81,809
Long-term debt (Note 10)	1,224,493	226,145
Notes payable	—	3,890
Purchase consideration payable (Note 11)	22,904	23,043
Deferred tax liability	4,962	17
Other long-term liabilities	356	246

Total Liabilities	1,430,919	335,150

Shareholders’ Equity
Share capital (Note 12)	1,042,363	247,035
Reserve for share based compensation and associated taxes (Note 14)	17,711	5,028
Accumulated other comprehensive loss	(29,464)	(274)
Retained earnings	(1,413)	5,761

Total Shareholders’ Equity	1,029,197	257,550

Total Liabilities and Shareholders’ Equity	$2,460,116	$592,700

Commitments and contingencies (Note 16)

Approved and authorized for issue by the Board of Directors on November 12, 2015.

“Rochelle Fuhrmann”	“Mark Thompson”
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[3]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Income (loss)

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Three Months ended September 30		Nine Months ended September 30
	2015	2014	2015	2014

Revenue	$94,913	$36,432	$208,862	$79,295
Cost of sales (Note 22)	8,566	4,496	19,716	12,904

Gross profit	86,347	31,936	189,146	66,391

Operating expenses (Note 22)
General and administrative	6,576	5,001	21,192	14,623
Selling and marketing	5,713	3,755	13,042	6,895
Research and development	2,338	2,921	8,130	6,270
Acquisition, restructuring and other	6,691	4,093	19,247	12,581
Share-based compensation (Note 14)	5,264	1,258	10,281	3,394
Exchange listing expenses	326	—	900	—
Amortization of intangible assets (Note 7)	14,429	580	34,689	1,740
Depreciation expense	75	40	203	90
Impairment loss (Note 7, 8)	8,945	—	9,613	—
Change in fair value of purchase consideration (Note 11)	287	579	(5,937)	2,129

Total operating expenses	50,644	18,227	111,360	47,722

Operating income	35,703	13,709	77,786	18,669

Other income and expenses
Interest and accretion expense (Note 10)	36,600	2,450	64,253	8,597
Foreign exchange (gain) loss	(42)	73	(324)	938
Realized loss on foreign exchange forward contract	—	—	5,126	—
Unrealized loss on foreign currency hedge contracts (Note 18)	5,487	—	5,487	—
Other expense (income)	(39)	(16)	361	92

Income (loss) before tax	(6,303)	11,202	2,883	9,042

Income taxes
Current	554	1,287	1,029	2,502
Deferred	(2,465)	(620)	1,133	(1,332)

Net Income (loss)	(4,392)	10,535	721	7,872

Earnings per share (Note 13)
Basic earnings per share	$(0.13)	$0.37	$0.02	$0.32
Fully diluted earnings per share	$—	$0.35	$0.02	$0.30

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[4]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Comprehensive Income (loss)

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2015	2014	2015	2014
Net Income (loss)	(4,392)	10,535	721	7,872

Other comprehensive income (loss)
Exchange differences on translation of foreign operations (net of taxes)	—	(171)	(277)	(187)
Fair value change in foreign currency hedge contracts (net of taxes) (Note 18)	(28,913)	—	(28,913)	—

Total comprehensive income (loss) for the period	$(33,305)	$10,364	$(28,469)	$7,685

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[5]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Share Capital
	Number of Shares	Amount	Reserve for Share Based Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders’ Equity

Balances, January 1, 2014	17,985,889	$57,521	$1,555	$15	$2,431	$61,522
Issuance of Common Stock during the period	10,355,833	186,150	—	—	—	186,150
Dividends (Note 12)	—	—	—	—	(6,095)	(6,095)
Exercise of options (Note 14)	519,517	3,364	(1,011)	—	—	2,353
Share based compensation expense (Note 14)	—	—	3,394	—	—	3,394
Net Income	—	—	—	—	7,872	7,872
Exchange differences on translation of foreign operations	—	—	—	(187)	—	(187)

Balances, September 30, 2014	28,861,239	$247,035	$3,938	$(172)	$4,208	$255,009

Balances, January 1, 2015	28,861,239	$247,035	$5,028	$(274)	$5,761	$257,550
Issuance of Common Stock during the period (Note 12)	12,329,428	783,932	—	—	—	783,932
Dividends (Note 12)	—	—	—	—	(7,895)	(7,895)
Exercise of options and vesting of RSUs (Note 14)	1,156,209	11,396	(5,725)	—	—	5,671
Share based compensation expense (Note 14)	—	—	10,281	—	—	10,281
Taxes for share based compensation	—	—	8,127	—	—	8,127
Fair value change in foreign currency hedge contracts (Note 18)	—	—	—	(28,913)	—	(28,913)
Net income	—	—	—	—	721	721
Exchange differences on translation of foreign operations	—	—	—	(277)	—	(277)

Balances, September 30, 2015	42,346,876	$1,042,363	$17,711	$(29,464)	$(1,413)	$1,029,197

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[6]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2015	2014

Cash flows from operating activities
Net income after tax	$721	$7,872
Adjustments to reconcile net income to net cash flows from operating activities:
Accretion and interest expense (Note 10)	64,253	8,597
Depreciation and amortization expense (Note 7)	34,892	1,830
Share based compensation expense (Note 14)	10,281	3,394
Change in fair value of purchase consideration (Note 11)	(5,937)	2,129
Realized loss on foreign exchange forward contract	5,126	—
Unrealized loss on foreign exchange forward contract (Note 18)	5,487	—
Impairment loss (Note 7, 8)	9,613	—
Other non-cash expense	400	—
Loss on sale of equipment	—	120
Income tax provision	2,162	1,170
Purchase consideration paid (Note 11)	(394)	(1,062)
Cash income taxes paid	(15,810)	(744)

	110,794	23,306
Changes in operating assets and liabilities, excluding effect of acquisitions
Accounts receivable	(47,124)	(5,955)
Inventory	(5,013)	276
Prepaid expenses and other current assets	(12,735)	(1,283)
Accounts payable	7,994	(11,002)
Accrued liabilities	9,176	(1,240)
Provisions	9,802	(14,337)
Royalties payable	(2,961)	(86)
Other liabilities	110	—

Net cash provided by (used in) operating activities	70,043	(10,321)

Cash flows from investing activities
Purchase of fixed assets and software	(1,040)	(422)
Proceeds from sale of equipment	—	4

Net cash used in investing activities	(1,040)	(418)

Cash flows from financing activities
Proceeds from credit facilities (Note 10)	1,310,000	265,000
Transaction cost paid on long-term debt	(46,714)	(8,551)
Purchase consideration paid (Note 3)	(1,200,000)	(291,402)
Repayment of credit facility (Note 10)	(262,188)	—
Interest paid	(15,061)	(5,863)
Dividends paid (Note 12)	(6,884)	(3,930)
Proceeds from exercise of options (Note 14)	5,671	2,353
Net proceeds from issuance of common stock (Note 12)	783,932	56,998
Loss on foreign exchange forward contract	(5,126)	—
Payment of senior and subordinated debt	—	(15,742)

Net cash provided by (used in) financing activities	563,630	(1,137)

Net change in cash and cash equivalents	632,633	(11,876)
Unrealised foreign exchange gain in cash and cash equivalents	(269)	(78)
Cash and cash equivalents at beginning of period	42,770	42,899

Cash and cash equivalents at end of period	$675,134	$30,945

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[7]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

1.	Description of Business and General Information

Concordia Healthcare Corp. (the “Company”, “Concordia” or the “Group”) is a diverse healthcare company focussed on legacy pharmaceutical products and orphan drugs. Concordia’s Legacy Pharmaceuticals Division, Concordia Pharmaceuticals Inc., S.à. r.l. (“CPI”), consists of a portfolio of branded products and authorized generic contracts. Concordia’s Orphan Drugs Division, Concordia Laboratories Inc., S.à. r.l. (“CLI”), owns Photofrin® for the treatment of certain forms of rare cancer. In addition, through its subsidiary Complete Medical Homecare Inc. (“CMH”), the Company’s Specialty Healthcare Distribution Division (“SHD”) distributes diabetes testing supplies and other healthcare products.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The specialized healthcare distribution division distributes diabetes testing supplies, and other healthcare products. During 2014, the Company grew the Legacy Pharmaceuticals Division through the acquisition of Donnatal® and Zonegran®. On April 21, 2015 the Company expanded its Legacy Pharmaceuticals Division when it acquired a portfolio of products from Covis Pharma S.a.r.l and Covis Injectables S.a.r.l (collectively, “Covis”) as described in Note 3 – The Covis Transaction. The portfolio acquired from Covis was comprised of 12 branded products and five authorized generic contracts as well as a product distributed in Australia pursuant to the terms of a distribution agreement. On October 5, 2015, the Company sold its right to three injectable products acquired from Covis, for $10,000 in cash, plus $1,000 for purchased inventory, as further described in Note 23. On October 21, 2015, the Company completed the acquisition of Amdipharm Mercury Limited (“AMCo”) as described in Note 23.

The Company’s shares are listed for trading on the TSX under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.

The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[8]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

2.	Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia’s annual consolidated financial statements as at December 31, 2014.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements as at December 31, 2014, prepared in accordance with IFRS. The presentation of these condensed interim consolidated financial statements is consistent with those annual consolidated financial statements.

The preparation of the condensed interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving higher degrees of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements as at December 31, 2014 as well as estimates related to foreign currency hedge contracts as described in Note 18.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

(b)	New standards, interpretations, policies and amendments adopted

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except as described below:

For each Restricted Share Unit (“RSU”) or Deferred Share Unit (“DSU”) granted, the Company recognizes an expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs or DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to reserve for share based compensation for RSUs or DSUs anticipated to be equity settled or a corresponding credit to a liability for RSUs or DSUs anticipated to be cash settled. Additional RSUs or DSUs are issued to reflect dividends declared on the common shares. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest and, for RSUs anticipated to be cash settled, changes in the market value of Concordia common shares. The effect of these changes is recognized in the period of the change. Vested RSUs or DSUs are settled either in Concordia common shares or in cash or a combination thereof at the discretion of the Company.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015 and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Company are set out below. The Company does not plan to adopt these standards early.

[9]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

2. Significant Accounting Policies (continued)

IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has not assessed the full impact of IFRS 9 and is in the process of considering its implications and the Company’s planned date of adoption.

IFRS 15, Revenue from contracts with customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company has not assessed the full impact of IFRS 15 and is in the process of considering its implications and the Company’s planned date of adoption.

(c)	Comparative Financial Information

Certain prior period financial information has been presented to conform to the current period financial statement presentation.

[10]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

3.	Acquisition

The Covis Transaction

On April 21, 2015, the Company, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis for $1,200,000 in cash (the “Covis Acquisition”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consisted of a portfolio of products, comprised of 12 branded products and five authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement, that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The Company paid for the acquisition through a mix of bank facilities, senior notes and equity. Accordingly, the Company entered into a credit agreement with RBC Capital Markets and a syndicate of lenders (“RBC Credit Agreement”) having an aggregate principal amount of up to $700,000, consisting of a senior secured revolving credit facility (“RBC Revolving Facility”) in an aggregate principal amount of up to $125,000 and a senior secured term loan facility (“RBC Term Facility”) in an aggregate principal amount of $575,000. In addition, the Company also closed a private offering of $735,000 of 7% Senior Notes due 2023 (the “Senior Notes”) issued pursuant to an indenture. In connection with the Covis Acquisition, the Company also closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Subscription Receipts”) which included the exercise by the underwriters of an over-allotment option of 15%, at a price of CAD$85.00 per Subscription Receipt for aggregate gross proceeds of CAD$368,001 to the Company. Upon closing of the Covis Acquisition, each holder of Subscription Receipts automatically received, without payment of additional consideration or further action, one Concordia’s Common Share for each Subscription Receipt held.

The purchase price allocation for Covis is not final as the Company is in the process of concluding on the valuation of tangible and intangible assets obtained from this acquisition. During the third quarter, the Company recorded certain adjustments to the purchase price allocation including a decrease to acquired product rights of $10,013, an increase in accrued liabilities of $100, a decrease to contingent liability of $7,191 and an increase to goodwill of $2,922. The purchase price has been allocated as follows:

Net Assets Acquired
Inventory	$6,424
Accounts receivable	616
Accrued liabilities	(522)
Deferred tax liability	(3,368)
Acquired product rights	1,185,547
Goodwill	11,303

Total net assets acquired	$1,200,000

Consideration Comprised of:
Cash	$1,200,000

Total Consideration	$1,200,000

Acquisition related costs of $12,556 were charged to the condensed interim consolidated statement of income and comprehensive income for the nine-month period ended September 30, 2015. The total amount of goodwill of $11,303 is calculated as the difference between the fair value of consideration transferred and the preliminary fair value of the assets acquired and liabilities assumed. Goodwill is primarily attributable to the benefits associated with the group of products acquired and the corresponding projected future cash flows to be earned.

[11]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

4.	Accounts Receivable

Accounts receivable, as at September 30, 2015 consist of the following:

	As at September 30, 2015	As at December 31, 2014
Accounts Receivable	$78,521	$29,668
Allowance for Doubtful Accounts	(1,410)	(297)

Net Accounts Receivable	$77,111	$29,371

Bad debt write-offs of $135 (2014 - $655) and $256 (2014 - $655) were recorded in the three and nine month periods ended September 30, 2015.

5.	Inventory

Inventory, as at September 30, 2015 consists of the following:

	As at September 30, 2015	As at December 31, 2014
Finished goods	$15,013	$4,863
Raw materials and work in process	4,030	2,660
Obsolescence provision	(887)	(805)

Inventory (net of obsolescence reserve)	$18,156	$6,718

Inventory amounts charged to cost of sales during the three and nine months ended September 30, 2015 was $6,221 (2014 - $1,892) and $15,208 (2014 - $4,986), respectively. The Company increased its reserve for obsolete inventory by $38 (2014 - $165) and $82 (2014 - $1,388) in the three and nine months ended September 30, 2015.

[12]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets, as at September 30, 2015 consist of the following:

	As at September 30, 2015	As at December 31, 2014
Manufacturing deposits	$6,923	$1,294
Other assets	3,873	800
Prepaid clinical trial costs	1,349	2,313
Prepaid license fees	2,833	154
Value added taxes receivable	2,366	760
Deferred financing costs	737	—
Prepaid insurance	407	422
Prepaid rent	40	50

Total prepaids and other current assets	$18,528	$5,793

[13]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

7.	Intangible Assets

	Acquired Product Rights	Customer List	Intellectual Property	Total
Balance, January 1,2014	$26,020	$2,880	$32,800	$61,700
Additions, including acquisitions	419,563	—	—	419,563
Impact of foreign exchange	—	—	(55)	(55)
Amortization	(8,720)	(680)	(1,640)	(11,040)

Balance, December 31, 2014	$436,863	$2,200	$31,105	$470,168

Additions, including acquisitions	1,185,622	—	—	1,185,622
Amortization	(32,949)	(510)	(1,230)	(34,689)
Impairment	—	(1,690)		(1,690)

Balance, September 30, 2015	$1,589,536	$—	$29,875	$1,619,411

Intellectual property and acquired product rights including brands, trademarks and patents, are amortized on a straight line basis over 15 to 30 years representing management’s estimate of their useful lives. Residual values are estimated at nil.

As a result of continued assessment of intangible assets, during the three months ended September 30, 2015 the Company identified indicators of impairment with respect to the customer list primarily attributable to declining revenue and gross profit in its SHD Division cash generating unit (“CGU”). During 2015, the Company has been in the process of reviewing the business plan with respect to the segment and assessing alternative outcomes for the business. Management determined that impairment triggers existed related to declines in revenue and gross profit are primarily the result of two of the Pharmacy Benefit Managers (“PBMs”) that the SHD Division contracted with, removing from their formularies certain generic diabetic testing products, which had been supplied by the SHD Division to its patient base. As a result, the Company has recorded a non-cash impairment of $1,690 representing the remaining net book value of the customer lists during the three months ended September 30, 2015.

The Company measures its recoverable amount based on its value in use. The Company used a present value of the future cash flow approach for SHD CGU which involves present value of the estimated future after-tax cash flow from operations using a discount rate, which represents the Company’s weighted average cost of capital and reflects, among other factors, the risk inherent in achieving the determined level of maintainable cash flow. This approach requires assumptions about revenue growth rates, operating margins, tax rates, and discount rates.

[14]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

8.	Goodwill

Goodwill, as at September 30, 2015 consists of:

	As at September 30, 2015	As at December 31, 2014
Opening balance	$36,259	$36,249
Additions	11,303	10
Impairment	(7,923)	—

Total	$39,639	$36,259

The carrying value of goodwill is assessed at each reporting date to determine whether there exist any indications of impairment. During the second quarter and third quarters of 2015, the Company identified indicators of impairment with respect to the declining revenue and gross profit in its SHD Division CGU as described in Note 7. Continued losses in revenue has negatively impacted the performance of the SHD Division in the past three quarters of 2015. As a result, the Company has recorded a non-cash impairment of $668 to goodwill in the second quarter of 2015 and based on expected cash flows from its revised business plan in the third quarter of 2015, determined an impairment of the remaining amount of goodwill of $7,255 during the three months ended September 30, 2015.

9.	Provisions

The following table describes movements in the Company’s provisions balance:

	As at September 30, 2015	As at December 31, 2014
Opening Balance	$21,799	$24,208
Additions	86,922	33,820
Utilization	(77,120)	(36,229)

Closing Balance	$31,601	$21,799

The provision balance relates to estimates made for chargebacks, returns, rebates and other price adjustments. Although these estimates and provisions relate to revenue recognition transactions, namely the sales of products, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Actual costs for these charges and estimates are recorded when incurred. The recorded provisions are for the uninvoiced portion of these costs and estimates.

[15]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

10.	Debt Financing

	As at September 30, 2015	As at December 31, 2014
RBC Term Facility and Senior Notes	$1,279,200	$—
Amended and Restated GE Credit Facility	—	253,481

Carrying value	1,279,200	253,481
Less: current portion	(54,707)	(27,336)

Long-term portion	$1,224,493	$226,145

On April 21, 2015 the Company completed the acquisition of the Covis Portfolio for $1,200,000. As part of the financing related to the Covis Acquisition the Company retired the amended and restated credit facility with GE Capital Canada Finance, Inc. and a syndicate of lenders (the “Amended and Restated GE Credit Facility”) on April 21, 2015. As a result of the early repayment of the Amended and Restated GE Credit Facility, the Company recognized $7,269 in accretion expense during the nine month period ended September 30, 2015, representing the unamortized portion of transaction costs incurred on the issuance of the Amended and Restated GE Credit Facility and the incremental senior credit facility of $95,000 entered into by the Company in connection with the acquisition of Zonegran®. Interest expense on the Amended and Restated GE Credit Facility was $636 for the nine-month period ended September 30, 2015.

In connection with the Covis Acquisition as described in Note 3, the Company entered into the RBC Credit Agreement with a syndicate of lenders party thereto on April 21, 2015. Pursuant to the terms of the RBC Credit Agreement, the lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700,000, which was comprised of the $125,000 RBC Revolving Facility and the $575,000 RBC Term Facility (collectively the “RBC Bank Facilities”). The Bank Facilities were secured by the assets of the Company and the assets of the Company’s material subsidiaries.

As described in Note 23, the Company entered into certain debt financings in connection with Company’s announced acquisition of AMCo (the “AMCo Acquisition”) completed on October 21, 2015. As part of the financing related to the AMCo Acquisition, the Company was required to repay the RBC Term Facility of $575,000. As a result of the planned early repayment of the RBC Term Facility, the Company recognized $16,251 in accelerated accretion interest based on the remaining revised term of the facility. The Company recognized a total of $17,352 accretion interest in the nine months ended September 30, 2015. Interest expense on the RBC Bank Facilities and Senior Notes was $19,913 and $35,280 for the three and nine months ended September 30, 2015, respectively.

	As at September 30, 2015	As at December 31, 2014
Bank Facilities and Senior Notes
Face value of the loans on issuance	$1,310,000	$—
Less: deferred financing costs	(46,714)	—

Book value upon issuance	1,263,286	—
Repayment of principal	(1,438)	—
Accretion interest	17,352	—

Carrying value	$1,279,200	$—
Less: current portion	(54,707)	—

Long-term portion	$1,224,493	$—

Throughout the year ended December 31, 2014 and the nine month period ended September 30, 2015, the Company was in compliance with all of the financial covenants associated with all outstanding debt facilities.

[16]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

11.	Purchase Consideration Payable

	As at September 30, 2015	As at December 31, 2014
Contingent purchase consideration
Due to Shionogi Inc. (1)	$—	$410
Due to former owner of Global (2)	—	2,452
Due to former owners of Pinnacle (3)	19,046	17,124

Total contingent purchase consideration	$19,046	$19,986

Non-contingent purchase consideration
Fair value of annual payments due to former owners of Pinnacle (4)	5,299	4,772
Consideration assumed on acquisition of Pinnacle	—	350

Total non-contingent purchase consideration	5,299	5,122

Total purchase consideration payable	24,345	25,108
Less: Current portion	(1,441)	(2,065)

Purchase consideration payable	$22,904	$23,043

(1)	Following the closing of the acquisition of certain pharmaceutical assets from Shionogi Inc. (“Shionogi”) on May 6, 2013, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1,500 (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6,000 in the aggregate. In the three months ended September 30, 2015, the Company made a payment of $393 to Shionogi and wrote off the remaining amount of contingent liability as management no longer expects to make any further payments under the purchase contract.
(2)	As part of the consideration for the acquisition of assets from Global Medical Direct LLC (“Global”) and certain of its affiliates on October 25, 2013, the Company is obligated to pay an additional earn-out payment of up to $4,000 payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH exceeds $7,000 for the preceding year then an earn-out payment of common shares of the Company will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares of the Company to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the common shares of the Company on the Company’s principal trading market. The aggregate earn-out payments are subject to a $4,000 cap. Consistent with the discussion in Note 7 and 8 above, the Company reduced the forecasted EBITDA for CMH and thus reduced the earn-out liability by $1,115 in the first quarter of 2015 and wrote off the remaining amount of $1,337 in the second quarter. The Company recorded a fair value gain on contingent consideration in the statement of income (loss) of $2,452 during the nine months ended September 30, 2015.
(3)	As part of the consideration for the acquisition of Pinnacle Biologics, Inc. (“Pinnacle”) in 2013, the Company is obligated to make additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The fair value of these obligations as at September 30, 2015 and December 31, 2014 is $19,046 and $17,124, respectively. The change in fair value of $647 in the three months ended September 30, 2015 has been recorded as an expense in the current period ($1,922 for the nine months ended September 30, 2015).
(4)	As part of the consideration for the acquisition of Pinnacle in 2013, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a market representative interest rate of 15%. Interest expense amounted to $180 for the three months ended September 30, 2015 ($527 for the nine months ended September 30, 2015).

[17]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

11.	Purchase Consideration Payable (continued)

An estimate of the range of outcomes for the contingent purchase consideration is as follows:

Contingent Purchase Consideration Payable	Lower range		Upper range
Due to Shionogi	$	Nil	$6,000
Due to former owner of Global	$	Nil	$3,000
Due to former owners of Pinnacle		$5,000	$42,500

12.	Share Capital

The Company is authorized to issue an unlimited number of common shares.

On April 8, 2015, Concordia closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 Subscription Receipts of the Company, which included the exercise by the underwriters of an over-allotment option of 15%, for aggregate gross proceeds of CAD $368,001 (net proceeds of $284,522) (the “2015 April Offering”). The 2015 April Offering was completed at a price per Subscription Receipt of CAD $85.00 by a syndicate of underwriters. Upon closing of the Covis Acquisition, each holder of Subscription Receipts automatically received, without payment of additional consideration or further action, one common share of the Company in exchange for each Subscription Receipt held.

In connection with the AMCo Acquisition described in Note 23, on September 30, 2015 Concordia completed its underwritten public offering the (“2015 September Offering”) of 8,000,000 common shares of Concordia for aggregate gross proceeds of $520,000 (net proceeds of $499,410 after underwriter commission and share issuance costs). The 2015 September Offering was completed at a price per share of $65.00 by a syndicate of underwriters.

The Company’s board of directors declared a dividend payment of $3,176 on August 13, 2015, with a payment date of October 30, 2015.

The Company recorded dividends in the three and nine month periods ended September 30, 2015 of $3,176 (2014 - $2,165) and $7,895 (2014 - $6,095).

13.	Earnings Per Share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Net Income for the period attributable to shareholders	$(4,392)	$10,535	$721	$7,872

Weighted average number of common shares in issue	34,198,614	28,632,435	31,870,480	24,759,106
Adjustments for:
Dilutive stock options and agent warrants	823,188	1,495,008	761,235	1,340,723
Dilutive unvested shares	226,551	—	226,551	—

Weighted average number of fully diluted shares	35,248,353	30,127,443	32,858,266	26,099,829

Earnings per share:
Basic	$(0.13)	$0.37	$0.02	$0.32
Diluted	$—	$0.35	$0.02	$0.30

[18]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

14.	Share Based Compensation

Information with respect to stock option transactions for the nine months ended September 30, 2015 and year ended December 31, 2014 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2014	1,621,798	$3.86
Granted during the year	915,000	13.80
Cancelled during the year	(15,001)	10.52
Exercised during the year	(519,517)	2.45

Balance, December 31, 2014	2,002,280	$8.72

Weighted-average exercise price of options exerciseable as at December 31, 2014		$4.25

Granted during the period	540,000	67.30
Cancelled during the period	(97,765)	58.48
Exercised during the period	(1,134,530)	5.63

Balance, September 30, 2015	1,309,985	$27.22

Weighted-average exercise price of options exerciseable as at September 30, 2015		$8.62

During the three month period ended September 30, 2015, 110,000 options were issued, 90,265 options were cancelled, and 463,750 options were exercised. For the options exercised during the three months ended September 30, 2015, the weighted average market price on the date of exercise was $73.95.

As at September 30, 2015, 382,281 stock options (December 31, 2014 – 422,883) were available for grant under the stock option plan.

For options granted during the three month period ended September 30, 2015, the Black-Scholes model was used to compute option values. Key assumptions used to value each grant are set forth in the table below:

Date of Grant	Aug 14, 2015	Aug 17, 2015
Number of options granted	90,000	20,000
Market price	$77.91	$78.36
Fair value of each option granted	$51.70	$51.96

Assumptions:
Risk-Free Interest Rate	1.75%	1.75%
Expected Life	5	5
Volatility	85.56%	85.56%
Expected Forfeitures	NIL	NIL

Options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. All options issued have a life of 10 years.

[19]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

14.	Share Based Compensation (continued)

For the three and nine months ended September 30, 2015, the total share-based compensation expense charged to the statement of income (loss) and comprehensive income (loss) and in shareholders equity with respect to stock options granted was $3,139 and $5,753, respectively (2014 – $1,258 and $3,394, respectively).

As at September 30, 2015, the outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2023	$3.00	262,500	206,250
2023	$5.87	—	—
2024	$5.88	75,000	25,000
2024	$10.32	175,000	25,000
2024	$13.46	237,500	70,000
2024	$19.52	50,000	25,000
2024	$29.82	2,500	—
2024	$31.50	66,500	19,000
2025	$46.18	41,250	3,750
2025	$67.90	200,000	—
2025	$65.89	89,735	—
2025	$77.91	90,000	—
2025	$78.36	20,000	—

		1,309,985	374,000

Long-Term Incentive Plan

The Company has a long-term incentive plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either RSUs or DSUs to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive the value of one common share in accordance with the terms of the LTIP.

On July 27, 2015, the Company issued 2,936 RSUs to management and employees. These RSUs have been fair-valued based on the quoted market price on the date of issuance of CAD $102.16 per share and vest over a period not exceeding three years.

During the quarter ended September 30, 2015, the Company finalized pricing terms with respect to 60,722 RSUs granted on May 26, 2015, which are subject to certain performance conditions (“Performance Based RSUs”). There are two distinct and mutually exclusive performance conditions that the Performance Based RSUs are subject.

One half or 30,361 of Performance Based RSUs are subject to a market based vesting condition whereby a 15% target three year compounded annual growth rate of the Company’s common share price must be achieved from the market price on the effective grant date of the Performance Based RSUs of CAD $81.88. None of these Performance Based RSUs vest for performance below the 15% target. Additionally where a 30% three year compounded annual growth rate is achieved, the number of Performance Based RSUs vested at the end of the three year period would increase to 60,722. These performance based RSUs have been valued using a Monte Carlo valuation model. Significant inputs to the model include: CAD $81.88 share price on date of grant, Geometric Brownian Motion volatility of 49.05% and a risk free rate of 1.2%.

[20]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

14.	Share Based Compensation (continued)

The other half or 30,361 of the Performance Based RSUs are subject to a non-market based performance condition whereby the performance of certain acquired product rights from the Covis Acquisition (Note 3) must achieve a 3 year net contribution earnings target that was approved by the Board of Directors at the date of the grant. None of these Performance Based RSUs will vest for performance below the three year net contribution earnings target. Additionally where performance is 10% or greater above the 3 year net contribution earnings target, the number of Performance Based RSUs vested at the end of the three year period would increase to 60,722. As a result of the non-market based condition, the Company assesses the actual and forecasted performance at each reporting date compared to the net contribution earnings target to assess the likelihood of whether these Performance Based RSUs will vest. As at September 30, 2015 no vesting or expense has been recorded with respect to these Performance Based RSUs.

The Company has accounted for all issued RSUs on the basis that these will be equity settled, with the exception of RSUs issued to a former employee that have been accounted for on the basis that these will be settled in cash. For the three and nine months ended September 30, 2015 the Company recorded share based compensation expense of $2,125 and $4,528 (2014 - $nil) related to the RSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity. For the nine months ended September 30, 2015 the Company recorded a $59 (2014 - $nil) in acquisition, restructuring and other costs related to the RSUs that have been accounted for on the basis that they will be settled in cash related to employees who have been terminated by the Company, with a corresponding credit to liabilities.

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2015	—
Granted during the period	248,684
Cancelled during the period	—
Vested during the period	(22,133)

Balance, September 30, 2015	226,551

In connection with the issuance of share based compensation, the Company recorded current income taxes recoverable, deferred tax assets and a current and deferred tax recovery, which represents the cumulative tax effect associated with the current and estimated future deductibility of share based compensation.

15.	Related Party Transactions

The Company had the following related party transactions during the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Legal fees paid or payable to a firm affiliated with a director	26	35	30	77

	$26	$35	$30	$77

Legal fees include professional services for advice relating to intellectual property matters.

[21]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2015	$453
2016	1,767
2017	1,702
2018	1,597
2019	1,555
Thereafter	112

$7,186

The Canadian facility lease expires on June 30, 2018 with an option to renew the lease for an additional 5 years after that date. The Barbados office lease expires in October of 2016. The facility leases in the United States expire during 2015 and 2020.

On February 19, 2015, the Company entered into an aircraft lease agreement to use and operate an aircraft for business travel purposes. The term of the lease is 5 years and the annual lease payment is $1,020. In addition, on the same day, the Company entered into an aircraft management and operating agreement for a term of one year (with the term being extended automatically for additional one-year periods in the event neither party gives the other party notice of termination at any point 60 days prior to the expiry of the current term), which includes fixed and variable payments. The fixed portion of the aircraft management and operating agreement is $620 per annum.

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired from Shionogi at certain prescribed rates. These royalties are payable on a quarterly basis

[22]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

16.	Commitments and Contingencies (continued)

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims.

On February 9, 2015, the Company and its subsidiary, CPI, received a civil investigative demand (“CID”) from the United States Federal Trade Commission (the “FTC”) regarding its attention deficit hyperactivity disorder product Kapvay®. The CID was a request for documents and information relating to CPI’s agreements with Par Pharmaceutical, Inc. (“Par”) with respect to Kapvay® (the “Par Agreements”). While the Company maintains that the Par Agreements were lawful, the Company and CPI have entered into a settlement agreement with the FTC. The settlement agreement with the FTC does not constitute an admission by CPI or the Company that they have violated the law. Under the terms of the settlement agreement, CPI will be prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Company from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Company and CPI will also be subject to standard antitrust compliance and reporting requirements. On October 20, 2015, the FTC accorded final approval to the settlement agreement.

On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition by CPI of the Covis Portfolio under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. On October 23, 2015, the Company received an invoice from this former financial advisor in the amount of approximately $26 million, with respect to the Company’s acquisition of AMCo on October 21, 2015. On November 2, 2015, the financial advisor amended its statement of claim, claiming that it is entitled to the invoiced amount in respect of the Company’s acquisition of AMCo. The Company disputes that these amounts are owing and intends to vigorously defend this matter.

17.	Financial Instruments and Risk Management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars. The Company’s Barbados office incurs a small number of transactions in Barbados dollars and has a small bank balance denominated in Barbados dollars, the totals of which are considered to have an insignificant effect on financial reporting.

The Company may enter into foreign exchange forward contracts to mitigate exchange rate risk, minimize transaction exposures and ensure certainty of funds. During the first quarter ended March 31, 2015, the Company entered into a foreign exchange forward contract to purchase $244,935 USD to mitigate the foreign currency risk associated with the Canadian dollar proceeds from the 2015 April Offering of Subscription Receipts. The foreign exchange forward contract was marked-to-market as at March 31, 2015, resulting in an unrealized foreign exchange gain of $2,549 for the three months ended March 31, 2015. The contract was settled on April 21, 2015 at an exchange rate of CAD $1.2542, resulting in a realized foreign exchange loss of $5,126. The Company also entered into certain foreign currency hedge contracts as described in Note 18 in order to manage currency risk associated with the AMCo Acquisition disclosed in Note 23.

[23]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

17.	Financial Instruments and Risk Management (continued)

The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk through its net assets denominated in Canadian dollars.

	As at September 30, 2015	As at December 31, 2014
	CAD$	CAD$
Cash	$616	$520
Accounts payable and accrued liabilities (Net of accounts receivable)	(3,031)	(352)

	$(2,415)	$168

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long term debt bears interest at floating rates and as such is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three Months Ended September 30,
	2015	2014
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	$(857)	$(883)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	913	947
Impact of a 1% increase in interest rates for long-term debt on net income	(3,317)	(433)
Impact of a 1% decrease in interest rates for long-term debt on net income	$3,317	$433

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash, accounts receivables and other receivables. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Cash is primarily on deposit with a Canadian chartered bank located in Canada and Barbados. The Company also has U.S. denominated deposits with financial institutions located in the United States. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at September 30, 2015, the allowance for doubtful accounts was $1,410 (December 31, 2014 – $297).

The Company has concentration risk, as approximately 86.6% of total sales came from four customers (e.g. wholesalers) and 79.0% of total accounts receivable came from four customers (e.g. wholesalers).

[24]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

17.	Financial Instruments and Risk Management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at September 30, 2015:

September 30, 2015
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$52,699	$—	$—	$—	$—	$—	$52,699
Provisions	15,948	8,115	7,538	—	—	—	31,601
Royalties payable	—	180	—	—	—	—	180
Taxes payable	—	—	—	—	—	—	—
Current portion of long-term debt	1,437	51,833	1,437	—	—	—	54,707
Long-term debt	—	—	—	89,636	17,250	1,146,970	1,253,856
Current portion of purchase consideration payable	1,590	—	—	—	—	—	1,590
Purchase consideration payable	—	—	72	4,743	15,477	29,267	49,559

	$71,674	$60,128	$9,047	$94,379	$32,727	$1,176,237	$1,444,192

Fair Value

The fair value of the purchase consideration payable and notes payable was determined using a Level III valuation technique by using discounted cash flow models that use discount rates that reflect the Company’s borrowing rate as at September 30, 2015. The Company’s own non-performance risk was assessed to be insignificant as at September 30, 2015.

[25]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

18.	Foreign Currency Hedge Contracts

In connection with the AMCo Acquisition described in Note 23, on September 8, 2015 the Company entered into two foreign exchange forward contract hedges associated with expected cash flows denominated in Great Britain pound sterling (GBP) and Euro payments due on closing of the AMCo Acquisition. Details of the contracts are as follows:

	GBP	Euro
Counterparty:	Goldman Sachs International	Credit Suisse International
Date settled:	October 21, 2015	October 21, 2015
Notional Amount:	£900 million	€440 million
Forward Rate:	1.5457	1.12677

Management assessed the closing of the AMCo Acquisition as highly probable on inception of the contracts. As a result, the Company applied hedge accounting and designated these financial instruments as effective hedges at the date of inception. The objective of the hedges were to fix the foreign exchange rates between September 8, 2015 and the October 21, 2015 closing date. With the application of hedge accounting, changes in fair value associated with the effective portion of the hedges are recorded in Other Comprehensive Income (OCI), and change in fair value associated with the ineffective portions of the hedges recorded in the Statement of Income (Loss) and Comprehensive Income (Loss). An ineffective portion of the contracts arises due to varying rates and alternative settlement dates associated with the contracts. The mark to market fair value loss and total liability position related to the hedges as at and for the three month period ended September 30, 2015 was $34,400, whereby a loss related to the effective portion of the hedge of $28,913 was recorded in OCI and the remaining $5,487 recorded in the Statements of Income (Loss) and Comprehensive Income (Loss). At the October 21, 2015 closing date of the AMCo Acquisition, the total fair value of the contracts was a net liability of $387.

[26]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

19.	Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.

The below table sets forth the Company’s capital structure:

	As at September 30, 2015	As at December 31, 2014
Long-term debt	1,279,200	253,481
Notes payable	—	5,262
Shareholders’ Equity	1,029,197	257,550

	$2,308,397	$516,293

20.	Segmented Reporting

Operating Segments

The Company has three reportable operating segments: The Legacy Pharmaceuticals Division, The Orphan Drugs Division and the SHD Division. A brief description of each segment follows below.

The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue generation path, collectively referred to as legacy products.

The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing orphan products or the acquisition of approved orphan drugs and further expansion within their identified markets.

The SHD Division

The SHD Division is a nation-wide provider of diabetes testing supplies and other healthcare products in the United States.

[27]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

20.	Segmented Reporting (continued)

Operating Segments (continued)

The below table sets forth operating income, interest and accretion expense, change in fair value of contingent consideration, income taxes, total assets and total liabilities by reportable operating segment for the three and nine months ended September 30, 2015 and 2014:

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Three Months Ended September 30, 2015

Revenue	$90,643	$2,362	$1,908	$—	$94,913
Cost of sales	7,582	470	514	—	8,566

Gross profit	83,061	1,892	1,394	—	86,347

Operating expenses
General and administrative	2,022	509	899	3,146	6,576
Selling and marketing	4,878	684	151	—	5,713
Research and development	926	1,412	—	—	2,338
Acquisition, restructuring and other	859	485	—	5,347	6,691
Share based compensation	56	181	5	5,022	5,264
Exchange listing expenses	—	—	—	326	326
Amortization of intangible assets	13,849	410	170	—	14,429
Depreciation expense	11	—	42	22	75
Impairment loss	—	—	8,945	—	8,945
Change in fair value of contingent consideration	(360)	647	—	—	287

Total operating expenses	$22,241	$4,328	$10,212	$13,863	$50,644

Operating income	$60,820	$(2,436)	$(8,818)	$(13,863)	$35,703

Total Assets	$1,802,128	$74,923	$9,356	$573,709	$2,460,116

Total Liabilities	$13,078	$27,176	$604	$1,390,061	$1,430,919

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Three Months Ended September 30, 2014

Revenue	$29,222	$3,029	$4,181	$—	$36,432
Cost of sales	2,992	779	725	—	4,496

Gross profit	26,230	2,250	3,456	—	31,936

Operating expenses
General and administrative	824	499	1,962	1,716	5,001
Selling and marketing	2,635	677	443	—	3,755
Research and development	574	2,347	—	—	2,921
Share based compensation	96	—	—	1,162	1,258
Acquisition, restructuring and other	3,765	244	—	84	4,093
Amortization of intangible assets	—	410	170	—	580
Depreciation expense	6	16	14	4	40
Impairment loss	—	—	—	—	—
Change in fair value of contingent consideration	—	579	—	—	579

Total operating expenses	$7,900	$4,772	$2,589	$2,966	$18,227

Operating income	$18,330	$(2,522)	$867	$(2,966)	$13,709

Total Assets	$235,456	$62,623	$17,702	$271,542	$587,323

Total Liabilities	$26,963	$30,694	$11,209	$263,448	$332,314

[28]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

20.	Segmented Reporting (continued)

Operating Segments (continued)

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Nine Months Ended September 30, 2015

Revenue	$194,113	$8,242	$6,507	$—	$208,862
Cost of sales	16,618	1,579	1,519	—	19,716

Gross profit	177,495	6,663	4,988	—	189,146

Operating expenses
General and administrative	6,641	1,726	3,176	9,649	21,192
Selling and marketing	10,575	1,916	551	—	13,042
Research and development	3,204	4,926	—	—	8,130
Share based compensation	133	257	50	9,841	10,281
Exchange listing expenses	—	—	—	900	900
Acquisition, restructuring and other	1,296	479	—	17,472	19,247
Amortization of intangible assets	32,949	1,230	510	—	34,689
Depreciation expense	32	21	98	52	203
Impairment loss	—	—	9,613	—	9,613
Change in fair value of contingent consideration	(17)	1,920	(7,840)	—	(5,937)

Total operating expenses	$54,813	$12,475	$6,158	$37,914	$111,360

Operating income	$122,682	$(5,812)	$(1,170)	$(37,914)	$77,786

Total Assets	$1,802,128	$74,923	$9,356	$573,709	$2,460,116

Total Liabilities	$13,078	$27,176	$604	$1,390,061	$1,430,919

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Nine Months Ended September 30, 2014

Revenue	$58,076	$7,377	$13,842	$—	$79,295
Cost of sales	9,203	1,074	2,627	—	12,904

Gross profit	48,873	6,303	11,215	—	66,391

Operating expenses
General and administrative	2,175	1,709	5,691	5,048	14,623
Selling and marketing	3,845	1,849	1,201	—	6,895
Research and development	1,416	4,854	—	—	6,270
Share based compensation	238	—	—	3,156	3,394
Acquisition, restructuring and other	11,643	244	—	694	12,581
Amortization of intangible assets	—	1,230	510	—	1,740
Depreciation expense	18	19	42	11	90
Impairment loss	—	—	—	—	—
Change in fair value of contingent consideration	—	2,129	—	—	2,129

Total operating expenses	$19,335	$12,034	$7,444	$8,909	$47,722

Operating income	$29,538	$(5,731)	$3,771	$(8,909)	$18,669

Total Assets	$235,456	$62,623	$17,702	$271,542	$587,323

Total Liabilities	$26,963	$30,694	$11,209	$263,448	$332,314

[29]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

20.	Segmented Reporting (continued)

Geographic Segments

The Company’s revenue by country of origin of external customers is all in the United States, with the exception of $79 of revenue in the Orphan Drugs segment that originates from customers outside of the United States ($937 for the nine months ended September 30, 2015).

The Company has operations in Barbados, Canada, the United States and the Netherlands. The below table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

	Barbados	Canada	United States	Netherlands	As at September 30, 2015

Current assets	$203,191	$573,159	$20,235	$591	$797,176
Non-current assets	1,659,015	480	3,445	—	1,662,940

Total Assets	1,862,206	573,639	23,680	591	2,460,116

Current liabilities	105,627	70,557	1,982	38	178,204
Non-current liabilities	1,252,715	—	—	—	1,252,715

Total Liabilities	$1,358,342	$70,557	$1,982	$38	$1,430,919

	Barbados	Canada	United States	Netherlands	As at December 31, 2014

Current assets	$61,544	$12,532	$9,566	$1,010	$84,652
Non-current assets	481,752	274	26,022	—	508,048

Total Assets	543,296	12,806	35,588	1,010	592,700

Current liabilities	34,194	32,081	15,000	534	81,809
Non-current liabilities	20,418	226,145	6,778	—	253,341

Total Liabilities	$54,612	$258,226	$21,778	$534	$335,150

21.	Directors and key management compensation

Compensation, consisting of salaries, bonuses and director fees to key management personnel and directors for the three and nine months ended September 30, 2015 amounted to $865 and $4,765 (2014 – $756 and 1,773).

[30]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

22.	Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Production and distribution costs	8,566	4,496	19,716	12,904
Salaries, bonus and benefits	4,077	3,756	11,770	9,451
Sales and marketing expenses	5,265	2,437	10,241	4,578
Research and development expenses	2,130	2,610	7,402	5,295
Share-based compensation	5,264	1,258	10,281	3,394
Exchange listing expenses	326	—	900	—
Amortization and depreciation	14,504	620	34,892	1,830
Impairment loss	8,945	—	9,613	—
Change in fair value of contingent consideration	287	579	(5,937)	2,129
Professional fees	6,847	1,447	23,270	11,433
Travel expenses	1,050	700	1,044	1,573
Rent and facilities	205	115	642	256
Other expenses	1,744	4,705	7,242	7,783

Total	59,210	22,723	131,076	60,626

23.	Subsequent Events

(A)	On October 21, 2015 (the “Closing Date”) the Company, through a wholly owned subsidiary, completed the AMCo Acquisition of 100% of the outstanding shares of AMCo from Cinven, a European private equity firm, and certain other sellers (collectively the “Vendors”).

AMCo is an international specialty pharmaceutical company, owning a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 100 countries. AMCo is focused on the acquisition and development of off-patent prescription medicines in selected therapeutic areas. AMCo’s medicines are manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships.

The AMCo Acquisition provides Concordia with a diversified portfolio of more than 190 off-patent molecules, as well as entry into new therapeutic areas such as endocrinology, ophthalmology and urology.

Concordia, through its wholly-owned subsidiary, acquired AMCo for cash consideration of approximately £800 million (with a value at closing of $1.24 billion), 8.49 million common shares of the Company (with a value at closing of $230.8 million) and daily interest of £272,801 that accrued from June 30, 2015 to October 21, 2015 (with a value at closing of $47.6 million). In addition the Company will pay to the Vendors a maximum cash earn-out of £144 million (with an estimated value at closing of $207.9 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015. If the Company acquires certain specified pharmaceutical products from a specified third party introduced to the Company by certain of the Vendors within 12 months of the date of the AMCo Acquisition, the Company will pay to the Vendors an additional $72 million.

[31]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

23.	Subsequent Events (continued)

As part of the purchase commitment the Company was required to repay on the Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of £581 million and €440 million plus accrued interest and related cross-currency swaps (with a value at closing of $1.4 billion). Concurrent with the closing of the AMCo Acquisition the Company also repaid, in full, the outstanding principal balance of its existing term facility of $573.6 million.

The cash portion of the purchase price for the AMCo Acquisition in the amount of $1.28 billion plus the funds required to repay AMCo’s existing debt in the amount of $1.4 billion and to repay the its existing term facility was funded by a combination of cash on hand and debt and equity financings. In that respect the Company: (i) completed an equity offering whereby it issued 8,000,000 common shares of the Company at a price of US$65.00 per share for gross proceeds to Concordia of $520 million (the “AMCo Offering”); (ii) entered into a credit agreement (the “Credit Facility”) with a syndicate of lenders for senior secured term loans of $1.1 billion and £500 million; (iii) entered into two bridge loans for an aggregate amount of $180 million; and (iv) issued senior notes in the principal amount of $790 million.

The AMCo Offering was completed pursuant to an underwriting agreement with a syndicate of underwriters (the “Equity Underwriters”). The AMCo Offering closed on September 30, 2015.

Concordia entered into the Credit Facility on October 21, 2015 pursuant to which a syndicate of lenders made secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan” and together with the USD Term Loan, the “Term Loans”) and made available to Concordia a secured revolving loan in the aggregate outstanding principal amount of up to $200 million. All obligations of the Company under the Credit Facility are or will be, as applicable, guaranteed by all material subsidiaries of the Company and secured by first priority security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require fixed payments over the term to maturity as well as mandatory repayments based on excess cash flow generated by the Company, calculated annually. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%.

In addition, on the Closing Date, a syndicate of lenders provided the Company with: (i) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $135 million (the “Extended Bridge Loans”); and (ii) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are or will be, as applicable, guaranteed by all material subsidiaries of the Corporation. The Extended Bridge Loans will carry a maturity of seven years and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not paid off by the Company in two years then the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans carry a maturity of two years and an interest rate of 9.5%.

On the Closing Date the Company also issued $790 million in aggregate principal amount of 9.5% senior notes due 2022 (the “October 2015 Notes”). The October 2015 Notes bear interest at a rate of 9.5%, which will be paid on June 15 and December 15 of each year, beginning on June 15, 2016 and will mature on October 21, 2022.

[32]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, unless otherwise noted and except per share amounts)

(Unaudited)

23.	Subsequent Events (continued)

Prior to December 15, 2018 the Company may redeem up to 35% of the October 2015 Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to December 15, 2018, the Company may also redeem the October 2015 Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of redemption. On and after December 15, 2018, the Company may redeem the October 2015 Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Company may be required to repurchase some or all of the October 2015 Notes. The October 2015 Notes are, or will be, as applicable, guaranteed, jointly and severally, on a senior unsecured basis by certain existing and future direct and indirect subsidiaries of the Company (the “Guarantors”). The October 2015 Notes and the guarantees rank senior in right of payment to all of Concordia’s subordinated indebtedness, as well as the subordinated indebtedness of the Guarantors, and equal in right of payment with all of Concordia’s and the Guarantors’ existing and future senior indebtedness, including indebtedness under the Term Loans. The October 2015 Notes effectively are subordinated to all of Concordia’s existing and future secured indebtedness, as well as the secured indebtedness of the Guarantors, to the extent of the value of the assets securing such indebtedness. The October 2015 Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of Concordia’s subsidiaries that do not guarantee the October 2015 Notes.

(B)	On October 5, the Company sold its rights to three injectable products, Fortaz®, Zantac® and Zinacef®, acquired in the Covis Acquisition, for total consideration of approximately $10 million plus $1 million for purchased inventory. The total carrying value at the date of sale was $11.7 million consisting of acquired product rights and inventory resulting in a loss of $0.7 million.

[33]